EXHIBIT 99.1


                                SCHEDULE 11

        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


o    1)  Name of company

     Cambridge Antibody Technology

     2)  Name of director

     Kevin Johnson

     3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     As in 2 above

     4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Computershare Trustees Limited

     5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     As in 2 above

     6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Award of free shares under Inland Revenue Approved Share Incentive Plan

     7)  Number of shares/amount of stock acquired

     253

     8)  Percentage of issued class

     0.0007%

     9)  Number of shares/amount of stock disposed

     10) Percentage of issued class

     0%

     11) Class of security

     Ordinary 10 pence shares

     12) Price per share

     (pound)5.13

     13) Date of transaction

     22 November 2002

     14) Date company informed

     22 November 2002

     15) Total holding following this notification

     64,087

     16) Total percentage holding of issued class following this notification

     0.18%

     If a director has been granted options by the company please complete the following boxes

     17) Date of grant

     22 November 2002

     18) Period during which or date on which exercisable

     Exercisable from 22 November 2005 to 21 November 2012 subject to satisfaction of performance condition

     19) Total amount paid (if any) for grant of the option

     Nil

     20) Description of shares or debentures involved: class, number

     Grant of 7,451 options over ordinary 10 pence shares under Company Share Option Plan

     21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     (pound)5.13

     22) Total number of shares or debentures over which options held following this notification

     119,054

     23) Any additional information

     None

     24) Name of contact and telephone number for queries

     Justin Hoskins, 01763 263233

     25) Name and signature of authorised company official responsible for making this notification

     Diane Mellett, Company Secretary

         Date of Notification 25 November 2002




                                SCHEDULE 11

        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


o    1)  Name of company

     Cambridge Antibody Technology

     2)  Name of director

     John Aston

     3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     As in 2 above

     4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Computershare Trustees Limited

     5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     As in 2 above

     6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Award of free shares under Inland Revenue Approved Share Incentive Plan

     7)  Number of shares/amount of stock acquired

     331

     8) Percentage of issued class

     0.0009%

     9)  Number of shares/amount of stock disposed

     0

     10) Percentage of issued class

     0%

     11) Class of security

     Ordinary 10 Pence

     12) Price per share

     (pound)5.13

     13) Date of transaction

     22 November 2002

     14) Date company informed

     22 November 2002

     15) Total holding following this notification

     28,188

     16) Total percentage holding of issued class following this notification

     0.08%

     If a director has been granted options by the company please complete the following boxes

     17) Date of grant

     22 November 2002

     18) Period during which or date on which exercisable

     Exercisable from 22 November 2005 to 21 November 2012 subject to satisfaction of performance condition

     19) Total amount paid (if any) for grant of the option

     Nil

     20) Description of shares or debentures involved: class, number

     Grant of 7,579 options over ordinary 10 pence shares under Company Share Option Plan

     21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     (pound)5.13

     22) Total number of shares or debentures over which options held following this notification

     196,051

     23) Any additional information

     None

     24) Name of contact and telephone number for queries

     Justin Hoskins, 01763 263233

     25) Name and signature of authorised company official responsible for making this notification


         Diane Mellett, Company Secretary

         Date of Notification 25 November 2002




                                SCHEDULE 11

        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


o    1)  Name of company

     Cambridge Antibody Technology

     2) Name of director

     David Glover

     3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     As in 2 above

     4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Computershare Trustees Limited

     5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     As in 2 above

     6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Award of free shares under Inland Revenue Approved Share Incentive Plan

     7)  Number of shares/amount of stock acquired

     253

     8) Percentage of issued class

     0.0007%

     9)  Number of shares/amount of stock disposed

     0

     10) Percentage of issued class

     0%

     11) Class of security

     Ordinary 10 pence shares

     12) Price per share

     (pound)5.13

     13) Date of transaction

     22 November 2002

     14) Date company informed

     22 November 2002

     15) Total holding following this notification

     10,919

     16) Total percentage holding of issued class following this notification

     0.03%

     If a director has been granted options by the company please complete the following boxes

     17) Date of grant

     22 November 2002

     18) Period during which or date on which exercisable

     Exercisable from 22 November 2005 to 21 November 2012 subject to the satisfaction of performance condition

     19) Total amount paid (if any) for grant of the option

     Nil

     20) Description of shares or debentures involved: class, number

     Grant of 7,451 options over 10 pence ordinary shares under Company Share Option Plan

     21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     (pound)5.13

     22) Total number of shares or debentures over which options held following this notification

     120,694

     23) Any additional information

     None

     24) Name of contact and telephone number for queries

     Justin Hoskins, 01763 263233

     25) Name and signature of authorised company official responsible for making this notification


         Diane Mellett, Company Secretary

         Date of Notification 25 November, 2002 November 2002

                                SCHEDULE 11

        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


o    1)  Name of company

     Cambridge Antibody Technology

     2)  Name of director

     Aaron Klug

     3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


     As in 2 above


     4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Greenwood Nominees Limited

     5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     As in 2 above

     6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Regular annual payment of part of directors fee in lieu of cash consideration

     7)  Number of shares/amount of stock acquired

     1,023

     8) Percentage of issued class

     0.003%

     9)  Number of shares/amount of stock disposed

     10) Percentage of issued class

     0%

     11) Class of security

     Ordinary 10 pence

     12) Price per share

     (pound)5.13

     13) Date of transaction

     22 November 2002

     14) Date company informed

     22 November 2002

     15) Total holding following this notification

     28,950

     16) Total percentage holding of issued class following this notification

     0.08%

     If a director has been granted options by the company please complete the following boxes

     17) Date of grant



     18) Period during which or date on which exercisable



     19) Total amount paid (if any) for grant of the option



     20) Description of shares or debentures involved: class, number



     21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



     22) Total number of shares or debentures over which options held following this notification

     23) Any additional information

     None

     24) Name of contact and telephone number for queries

     Justin Hoskins, 01763 263233

     25) Name and signature of authorised company official responsible for making this notification


     Diane Mellett, Company Secretary

     Date of Notification 25 November 2002




                                SCHEDULE 11

        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


o    1)  Name of company

     Cambridge Antibody Technology

     2)  Name of director

     Peter Garland

     3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     As in 2 above

     4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Greenwood Nominees Limited

     5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     As in 2 above

     6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Regular annual payment of directors fee in lieu of cash consideration

     7)  Number of shares/amount of
         stock acquired

     2,192

     8)  Percentage of issued class

     0.006%

     9)  Number of shares/amount of stock disposed

     0

     10) Percentage of issued class

     0%

     11) Class of security

     Ordinary 10 pence shares

     12) Price per share

     (pound)5.13

     13) Date of transaction

     22 November 2002

     14) Date company informed

     22 November 2002

     15) Total holding following this notification

     40,017

     16) Total percentage holding of issued class following this notification

     0.11%

     If a director has been granted options by the company please complete the following boxes

     17) Date of grant



     18) Period during which or date on which exercisable

     19) Total amount paid (if any) for grant of the option



     20) Description of shares or debentures involved: class, number



     21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



     22) Total number of shares or debentures over which options held following this notification



     23) Any additional information

     None

     24) Name of contact and telephone number for queries


     Justin Hoskins, 01763 263233


     25) Name and signature of authorised company official responsible for making this notification

     Diane Mellett, Company Secretary

     Date of Notification 25 November 2002




                                SCHEDULE 11

        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


o    1)  Name of company

     Cambridge Antibody Technology

     2)  Name of director

     John Stocker

     3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     As in 2 above

     4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Greenwood Nominees Limited

     5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     As in 2 above

     6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Regular annual payment of part of directors fees in lieu of cash consideration

     7)  Number of shares/amount of stock acquired

     1,023

     8) Percentage of issued class

     0.003%

     9)  Number of shares/amount of stock disposed

     0

     10) Percentage of issued class

     0%

     11) Class of security

     Ordinary 10 pence

     12) Price per share

     (pound)5.13

     13) Date of transaction

     22 November 2002

     14) Date company informed

     22 November 2002

     15) Total holding following this notification

     79,622

     16) Total percentage holding of issued class following this notification

     0.22%

     If a director has been granted options by the company please complete the following boxes

     17) Date of grant



     18) Period during which or date on which exercisable



     19) Total amount paid (if any) for grant of the option



     20) Description of shares or debentures involved: class, number



     21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



     22) Total number of shares or debentures over which options held following this notification



     23) Any additional information

     None

     24) Name of contact and telephone number for queries


     Justin Hoskins, 01763 263233

     25) Name and signature of authorised company official responsible for making this notification


     Diane Mellett, Company Secretary

     Date of Notification 25 November 2002

                                SCHEDULE 11

        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


o    1)  Name of company

     Cambridge Antibody Technology

     2) Name of director

     James Foght

     3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     As in 2 above

     4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Greenwood Nominees Limited

     5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

      As in 2 above

      6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

      Regular annual payment of part of directors fee in lieu of cash consideration

      7)  Number of shares/amount of stock acquired

      1,023

      8) Percentage of issued class

      0.003%

      9)  Number of shares/amount of stock disposed

      0

      10) Percentage of issued class

      0%

      11) Class of security

      Ordinary 10 pence

      12) Price per share

      (pound)5.13

      13) Date of transaction

      22 November 2002

      14) Date company informed

      22 November 2002

      15) Total holding following this notification

      4,141

      16) Total percentage holding of issued class following this notification

      0.011%

      If a director has been granted options by the company please complete the following boxes

      17) Date of grant



      18) Period during which or date on which exercisable



      19) Total amount paid (if any) for grant of the option



      20) Description of shares or debentures involved: class, number



      21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



      22) Total number of shares or debentures over which options held following this notification

     23) Any additional information

     None

     24) Name of contact and telephone number for queries

     Justin Hoskins, 01763 263233

     25) Name and signature of authorised company official responsible for making this notification


     Diane Mellett, Company Secretary

     Date of Notification 25 November 2002




                                SCHEDULE 11

        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


o    1)  Name of company

     Cambridge Antibody Technology

     2)  Name of director

     Paul Nicholson

     3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     As in 2 above

     4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     As in 2 above

     5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     As in 2 above

     6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     Regular annual payment of part of directors fee in lieu of cash consideration

     7)  Number of shares/amount of stock acquired

     1,023

     8) Percentage of issued class

     0.003%

     9)  Number of shares/amount of stock disposed

     0

     10) Percentage of issued class

     0%

     11) Class of security

     Ordinary 10 pence

     12) Price per share

     (pound)5.13

     13) Date of transaction

     22 November 2002

     14) Date company informed

     22 November 2002

     15) Total holding following this notification

     5,764

     16) Total percentage holding of issued class following this notification

     0.02%

     If a director has been granted options by the company please complete the following boxes

     17) Date of grant



     18) Period during which or date on which exercisable



     19) Total amount paid (if any) for grant of the option

     20) Description of shares or debentures involved: class, number



     21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



     22) Total number of shares or debentures over which options held following this notification



     23) Any additional information

     None


     24) Name of contact and telephone number for queries


     Justin Hoskins, 01763 263233


     25) Name and signature of authorised company official responsible for making this notification


     Diane Mellett, Company Secretary

     Date of Notification 25 November 2002




                                SCHEDULE 11

        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


o    1)  Name of company

     Cambridge Antibody Technology

     2)  Name of director

     Uwe Bicker

     3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     As in 2 above

     4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     As in 2 above

     5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     As in 2 above

     6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


     Regular annual payment of part of directors fee in lieu of cash consideration

     7)  Number of shares/amount of stock acquired

     1,023

     8) Percentage of issued class

     0.003%

     9)  Number of shares/amount of stock disposed

     0

     10) Percentage of issued class

     0%

     11) Class of security

     Ordinary 10 pence shares

     12) Price per share

     (pound)5.13

     13) Date of transaction

     22 November 2002

     14) Date company informed

     22 November 2002

     15) Total holding following this notification

     3,481

     16) Total percentage holding of issued class following this notification

     0.01%

     If a director has been granted options by the company please complete the following boxes

     17) Date of grant



     18) Period during which or date on which exercisable



     19) Total amount paid (if any) for grant of the option



     20) Description of shares or debentures involved: class, number



     21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



     22) Total number of shares or debentures over which options held following this notification



     23) Any additional information

     None

     24) Name of contact and telephone number for queries

     Justin Hoskins, 01763 269441

     25) Name and signature of authorised company official responsible for making this notification


     Diane Mellett, Company Secretary

     Date of Notification 25 November 2002